Mail-Stop 4561

          November 9, 2006


(Via facsimile and U.S. Mail)
Mr. David L. Hatfield
President and Chief Executive Officer
MainStreet Financial Corporation
629 W. State Street
Hastings, Michigan 49058-1954

Re: MainStreet Financial Corporation
       Amendment No. 1 Registration Statement on Form SB-2
       Filed November 3, 2006
       File Number 333-137523

Dear Mr. Hatfield:

      We have reviewed your Form SB-2 and have the following comments. Please note that we have conducted a full review and our accounting staff has no comments at this time. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You need to register the interests in the 401(k) plan, which would appear to be a co-registrant on the registration statement. The interests would appear to require a line in the Calculation of Registration Fee table. Please revise.

Loans And Other Transactions With Officers, Directors and Other
Related Parties, page 86

2. Please revise the discussion to correct the percentage of loans to all directors and executive officers and their associates as a percentage of equity at June 30, 2006.


Consolidated Statement of Operations, page F-4

3. We note your revisions and expanded disclosures in response to comments 28 and 29 of our letter dated October 20, 2006. Please revise to present the following on the face of the consolidated statements of operations:
* Pro forma earnings per share for 2004 assuming the 1,000 shares issued on November 30, 2004 were outstanding for entire 2004; and
* Footnote explaining both why basic and diluted earnings per share numbers for 2004 would not be meaningful and what the pro forma earnings per share number represents.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Christina Harley at 202-551-3695, or to Don Walker, Senior Assistant Chief Accountant, at
202-551-3490.  Please direct any other questions to Michael R.
Clampitt at 202-551-3434, or to me at 202-551-3698.

      						Sincerely,



							Mark Webb
      Branch Chief
      Financial Services Group






By fax: Marianne E. Roche, Esq.
	Silver, Freedman & Taff, L.L.P.
	1700 Wisconsin Avenue, NW
	Washington, DC 20007
	 Fax number (202) 295-4500
Mr. David L. Hatfield
MainStreet Financial Corporation
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